Exhibit 99.1

Ms. Kathy Nargi-Toth will Cease to Serve as President of
Eltek USA Inc. Effective January 3, 2019

PETACH-TIKVA, Israel, November 7, 2018 - Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards, announced today that Ms. Kathy Nargi-Toth will cease to serve as President of Eltek USA Inc., effective January 3, 2019.